UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNTONY GROUP, INC.

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(Name of Issuer)

Common Stock, $0.0001 par value

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(Title of Class of Securities)

871623 20 3

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(CUSIP Number)

Peter B. Hirshfield, Esq.

Hirshfield Law

1035 Park Avenue, Suite 7B

New York, New York 10028

(646) 827-9362

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2006

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 871623 20 3	13D	Page 2 of 7

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only). __TENDALL FZCO__________________

2.         Check the Appropriate Box if a Member of a Group (see instructions)

             (a)  [   ]

             (b) [   ]

3.         SEC Use Only _____________________________________________________________________

4.         Source of Funds (see instructions) _________WC__________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________

6.         Citizen or Place of Organization _Dubai Free Zone__________________________________________

7.         Sole Voting Power __________________-0-_______________________________________________

8.         Shared Voting Power _____________12,325,001____________________________________________

9.         Sole Dispositive Power ______________-0-_______________________________________________

10.       Shared Dispositive Power __________12,325,001___________________________________________

11.       Aggregate Amount Beneficially Owned by Each Reporting Person   12,325,001__________________

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________

13.       Percent of Class Represented by Amount in Row (11)     90.0%_______________________________

14.       Type of Reporting Person _____________CO_____________________________________________

CUSIP NO. 871623 20 3	13D	Page 3 of 7

1.         Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only)._____DAVID PRICE________________

2.         Check the Appropriate Box if a Member of a Group (see instructions)

            (a)   [   ]

            (b)   [   ]

3.         SEC Use Only ____________________________________________________________________

4.         Source of Funds (see instructions)                     AF  By Tendall FZCO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ___________

6.         Citizen or Place of Organization ________United Kingdom__________________________________

7.         Sole Voting Power ___________-0-___________________________________________________

8.         Shared Voting Power ______12,325,001_________________________________________________

9.         Sole Dispositive Power _______-0-____________________________________________________

10.        Shared Dispositive Power ___12,325,001________________________________________________

11.        Aggregate Amount Beneficially Owned by Each Reporting Person ______12,325,001____________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________

13.        Percent of Class Represented by Amount in Row (11) ________90.0%_______________________

14.        Type of Reporting Person _____________IN___________________________________________

CUSIP NO. 871623 20 3	13D	Page 4 of 7

Item 1.            Security and Issuer

           This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Syntony Group, Inc., a Utah corporation (the “Issuer”), and is being jointly filed by Tendall FZCO, a Dubai Free Zone corporation (“Tendall”), and by Tendall's sole shareholder and Managing Director, David Price (“Price”).  Tendall and Price are in this Statement collectively referred to as the “Reporting Persons”).  The principal executive offices of the Issuer are located at 1035 Park Avenue, Suite 7B, New York, New York 10028.

Item 2.             Identity and Background

(a)  Name: The names of the Reporting Persons are Tendall FZCO and David Price.

(b)  Business Address: The business address of Tendall and Price is Airport Free Zone, PO Box 211748, Dubai, United Arab Emirates.

(c)   Occupation and Employment.  The principal business of Tendall is the purchase, sale, exchange, acquisition and holding of investment securities.  Price is a business person, is the sole shareholder of Tendall and serves as the sole director and officer of Tendall.

(d)   Criminal Proceedings.  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Civil Proceedings.  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship. Tendall is formed under the laws of the Dubai Free Zone.  Price is a citizen of the United Kingdom.

Item 3.            Source and Amount of Funds or Other Consideration

            The shares of Common Stock reported by the Reporting Persons herein were acquired by the Reporting Persons in a privately negotiated transaction with Michael Vardakis for an aggregate purchase price of $600,000.  Such purchase price was funded from the working capital of Tendall.

Item 4.        Purpose of Transaction

          The Reporting Persons acquired the shares of Common Stock to gain control of the Issuer by acquiring 90% of the Issuer's outstanding shares of Common Stock as an investment with a view toward making a profit therefrom.  Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, potential acquisition and merger candidates for the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them, may recommend to the Board of Directors of the Issuer that the Issuer raise equity capital for working capital and to fund a war chest to be used for possible mergers and acquisitions, may identify to the Board of Directors one or more acquisition or merger candidates for the Issuer, and may recommend to the Board of Directors a reincorporation in another state or a recapitalization in preparation for or in connection with an acquisition, merger or equity financing approved by the Board of Directors.

CUSIP NO. 871623 20 3	13D	Page 5 of 7

If the Board of Directors approves any request by the Reporting Persons to obtain equity funding, approves a transaction with respect to any acquisition or merger candidate proposed by the Reporting Persons, or approves a recapitalization or reincorporation, it will be necessary to issue additional securities of the Issuer.

Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, other than those described in the Issuer's Current Report on Form 8-K filed with the Securities and exchange Commission on July 7, 2006;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)   any other material change in the Issuer's business or corporate structure;

(g)   changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)   causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.    Interest in Securities of the Issuer

(a)  Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 12,325,001 shares of the Issuer's Common Stock representing approximately 90.0% of the Issuer's outstanding Common Stock (based on 13,723,462 shares of Common Stock outstanding on March 31, 2006, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006).

(b)  Power to Vote and Dispose.  The Reporting Persons share the voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)   Transactions within the Past 60 Days.  Tendall acquired the shares of Common Stock identified in response to Item 5(a) above on June 30, 2006 in a privately negotiated transaction from Michael Vardakis, the principal shareholder of the Issuer (“Vardakis”).  The price per share was approximately $.0486 per share.

CUSIP NO. 871623 20 3	13D	Page 6 of 7

(d)   Certain Rights of Other Persons.  Not applicable.

(e)   Date Ceased to be a 5% Owner.     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Effective June 30, 2006, Vardakis entered into a Stock Purchase Agreement (the “Agreement”) with Price, pursuant to which, among other things, Vardakis agreed to sell to Price and Price agreed to purchase from Vardakis, 12,345,001 shares of Common Stock of the Issuer owned of record and beneficially by Vardakis (the “Purchased Shares”).  Under the terms of the Agreement, Price assigned all of his rights and obligations with respect to the Purchase Shares as follows: 12,325,001 shares to Tendall, 10,000 shares to Alain U. Vetterli (“Vetterli”); 5,000 shares to Ian Ilsley (“Ilsley”); and 5,000 shares to Robert Lawrence Banner (“Banner”).  Each of Price, Tendall, Vetterli, Ilsley and Banner is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”).  The aggregate purchase price for the Purchased Shares is $600,000, or approximately $.0486 per share.  The Purchased Shares represent approximately 90.0% of the 13,723,462 issued and outstanding shares of Common Stock.  The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on June 30, 2006.

         Effective June 30, 2006, Vardakis entered into and Installment Purchase Agreement (the “Installment Agreement”) with Price, pursuant to which, among other things, Vardakis agreed to sell to Price and Price agreed to purchase from Vardakis, an additional 600,000 shares of Common Stock of the Company owned of record and beneficially by Vardakis (the “Installment Shares”).  Under the terms of the Installment Agreement, Price assigned all of his rights and obligations under the Installment Agreement with respect to the Installment Shares to Jockey Holdings LTD, a British West Indies corporation (“Jockey”). Jockey is an accredited investor. The aggregate purchase price for the Installment Shares is $300,000, or $.50 per share. The Installment Shares represent approximately 4.4% of the 13,723,462 issued and outstanding shares of Common Stock. The Installment Agreement provides that the purchase price for the Installment Shares will be paid in 12 consecutive monthly installments, without interest, commencing on October 31, 2006, and on the last day of each month thereafter through and including September 30, 2007.  If any such date is not a business day, the installment will be due on the following business day.  There are a series of conditions to the purchase and sale of the Installment Shares, including: (i) Vardakis putting the Installment Shares and 300,000 additional shares of Common Stock owned of record and beneficially by Vardakis into escrow pursuant to an Escrow Agreement (the “Escrow Agreement”) among Vardakis, Price, Jockey and Hirshfield Law, as Escrow Agent, to ensure Vardakis' performance under the Installment Agreement; and (ii) Price putting 2,000,000 of the Purchased Shares into escrow pursuant to the Escrow Agreement to ensure the performance of Price's assignees under the Installment Agreement.

Item 7.   Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Purchase Agreement dated as of June 30, 2006 between Michael Vardakis and David Price	1
Installment Agreement dated as of June 30, 2006 between Michael Vardakas and David Price	2
Escrow Agreement dated as of June 30, 2006 among Michael Vardakis, David Price and Hirshfield Law, as Escrow Agent	3
Joint Filing Agreement	4

CUSIP NO. 871623 20 3	13D	Page 7 of 7

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

July 7, 2006

Date

/s/ David Price______________________________________

Signature

David Price/ Individually and as the Managing Director of Tendall FZCO

Name/Title